UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):
August 31, 2006

bebe stores, inc.
(Exact name of registrant as specified in its charter)

California	**0-24395**	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Registrant's telephone number, including area code
(415) 715-3900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On August 31, 2006, bebe stores, inc. issued a press release announcing its August 2006 sales.

The press release relating to the August 2006 sales is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

  99.1.   Press Release dated August 31, 2006.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated August 31, 2006

bebe stores, inc.

/s/ Walter Parks

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Walter Parks, Chief Financial Officer

Contact: Walter Parks
          Chief Financial Officer
          bebe stores, inc.
          (415) 715-3900


bebe stores, inc. Announces August 2006 Sales;
Same Store Sales Increase 12.5%


BRISBANE, CALIF. – August 31, 2006 – bebe stores, inc. (Nasdaq: BEBE) today reported retail sales of $49.2 million for the four-week period ended August 26, 2006, an increase of 25.5% compared to sales of $39.2 million for the four-week period ended August 27, 2005. Same store sales for the four-week period ended August 26, 2006 increased 12.5% compared to an increase of 16.9% for August 2005.

Retail sales for the year-to-date period ending August 26, 2006 were $94.6 million compared to $76.5 million for the year-to-date period ending August 27, 2005 an increase of 23.7%. Same store sales for the year-to-date period ending August 26, 2006 increased 11.3% compared to an increase of 20.7% for the year-to-date period ending August 27, 2005.

"We are pleased with our August results which reflect positive comparable store sales for the 41st consecutive month and are happy to report that the Collection Premier event held on August 17th was the most successful client event to date," said Greg Scott, Chief Executive Officer.

As of August 26, 2006, finished good inventory per square foot was approximately 7% higher as compared to the prior year.

Our planned analyst day currently scheduled for October 6, 2006 at our new store opening in the Time Warner Center on Columbus Circle in New York City will now be on October 27, 2006 in the same location. To facilitate this change we are moving our fiscal first quarter earnings release date from October 26, 2006 to October 25, 2006 at 1:30 PST.

bebe stores, inc. provides additional information on a recorded message. Interested parties are invited to listen to the message by calling 1-877-232-3757.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe, BEBE SPORT and bebe O brand names. bebe currently operates 244 stores, of which 184 are bebe stores, 20 are bebe outlet stores and 40 are BEBE SPORT stores. These stores are located in the United States, Puerto Rico and Canada. In addition, there is an online store at www.bebe.com.

The statements in this news release and on our recorded message, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, loss of key personnel, difficulties in manufacturing, disruption of supply, adverse economic conditions, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

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